UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December, 2025

Commission File Number: 001-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

26 Ben-Gurion St.

Ramat Gan

5112001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

RAMAT GAN, ISRAEL - (December 30, 2025) – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTLB.TA) (“XTL” or the “Company”) today announced financial results for the six months ended June 30, 2025.

In view of the ongoing significant dispute with the former shareholders of the Company’s wholly owned subsidiary, The Social Proxy, as reported on October 15, 2024, and in light of the Company and its subsidiary's current performance, a comprehensive re-evaluation of all the Company’s assets and liabilities has been conducted. Following the resignations of The Social Proxy’s key executives (as reported on December 12, 2025), the Company has decided to write down The Social Proxy's asset valuation almost entirely. This full impairment is reflected as of June 30, 2025, and in the current reporting period, resulting in the following adjustments: an increase of $2,194 thousand in Cost of Services;  an increase of $1,021 thousand in Sales and Marketing expenses; and a reduction of $3,193 thousand in Goodwill asset (Impairment expenses).

Financial Overview for Six Months Ended June 30, 2025

XTL reported approximately $0.15 million in cash and cash equivalents and approximately $0.10 million in marketable securities as of June 30, 2025, compared to $0.37 million in cash and cash equivalents and approximately $0.77 million in marketable securities as of December 31, 2024. The decrease of approximately $0.88 million in cash and cash equivalents and marketable securities since December 31, 2024, is due to operating expenses and the sale of InterCure Ltd. shares.

Loans and credit from banking corporations were $86 thousand as of June 30, 2025, compared to $138 thousand as of December 31, 2024. The decrease of $52 thousand in loans and credit from banking corporations since December 31, 2024, is due to the ongoing repayment of a loan by The Social Proxy throughout the period.

Warrants, net on the amount of $37 thousand as of June 30, 2025, compared to $1,279 thousand as of December 31, 2024. The decrease of 1,242 thousand is due to a reduction in the net warrant liability granted to investors in the fundraising carried out before the acquisition of The Social Proxy, for $801 thousand, and from a decrease in the fair value of the short-term warrants granted to former shareholders of The Social Proxy, of $441 thousand.

Warrants on the amount of $0 thousand as of June 30, 2025, compared to $689 thousand as of December 31, 2024. The decrease of $689 thousand is due to a reduction in the fair value of the long-term warrants granted to former shareholders of The Social Proxy.

Deferred tax liability, net, was $0 thousand as of June 30, 2025, compared to $219 thousand as of December 31, 2024. The decrease of $219 thousand results from the ongoing reduction of the deferred tax liability due to the amortization of intangible assets acquired in the purchase of The Social Proxy, as well as the full impairment of those intangible assets.

Revenues for the six months ended June 30, 2025, were $517 thousand compared to none for the corresponding period in 2024. The $517 thousand increase results from consolidating The Social Proxy results following the acquisition on August 14, 2024.

Cost of service for the six months ended June 30, 2025, were $2,774 thousand compared to none for the corresponding period in 2024. The increase of $2,774 thousand is due to consolidating the Social Proxy results from August 14, 2024, and to amortization expenses related to intangible assets. The amount consists of $180 thousand in amortization of an intangible asset, $2,194 thousand in an impairment loss on the total intangible asset, and an additional $400 thousand for the ongoing service costs of The Social Proxy.

Research and development expenses for the six months ended June 30, 2025, were $21 thousand, compared to $12 thousand for the corresponding period in 2024. The $9 thousand increase in research and development expenses relates to consolidating The Social Proxy results following the acquisition on August 14, 2024.

Sales and marketing expenses for the six months ended June 30, 2025, were $1,066 thousand compared to none for the corresponding period in 2024. The increase of $1,066 thousand is due to consolidating The Social Proxy results starting on August 14, 2024, and to amortization expenses related to intangible assets. The amount consists of $41 thousand in amortization of an intangible asset, $1,021 thousand in an impairment loss on the total intangible asset, and an additional $5 thousand for ongoing service costs of The Social Proxy results after the acquisition on August 14, 2024.

General and administrative expenses for the six months ended June 30, 2025, were $846 thousand compared to $584 thousand for the corresponding period in 2024. The $262 thousand increase was mainly due to consolidating The Social Proxy results from August 14, 2024, which consist primarily of The Social Proxy management payroll expenses and XTL management payroll expenses.

Other expenses for the six months ended June 30, 2025, were $223 thousand compared to none for the corresponding period in 2024. Other expenses relate to signing an exclusive sublicense agreement with Biossil Inc., resulting in the derecognition of an intangible asset for $380 thousand, offset by a $157 thousand payment from Biossil Inc, which was paid in cash.

Impairment expenses for the six months ended June 30, 2025, were $3,193 thousand compared to none for the corresponding period in 2024. The impairment expenses relate to the impairment of the total goodwill in respect of The Social Proxy.

Finance income, net for the six months ended June 30, 2025, was $1,887 thousand compared to $377 thousand for the corresponding period in 2024. The increase in Finance income, net is mainly due to financing income of $1,130 thousand resulting from the cancellation of the warrant liability to former shareholders of The Social Proxy for both short and long term, and from net financing income of $800 thousand as a result of the decrease in the fair value of the warrants granted to investors before the acquisition of The Social Proxy.

XTL reported a loss before income taxes for the six months ended June 30, 2025, of $5,719 thousand compared to $219 thousand for the corresponding period in 2024. The Company reported a total loss of $5,500 thousand for the period ended June 30, 2025, compared to $219 thousand in the corresponding period in 2024.

As of the reporting period, the Company is not aware of any pending legal claims. However, following a claim filed after the first half of 2025, the Company reassessed its risk profile and is now considering ongoing disputes between the Company and the former shareholders of The Social Proxy, who resigned from their positions, as reported on December 12, 2025. Based on the information currently available and in accordance with the accounting policies, it has been determined that no provision for litigation-related costs will be recognized at this time.

All information in this report concerning the performance of the subsidiary, The Social Proxy, reflects the data recorded in the parent company’s accounts through June 30, 2025. After such date, no further data was provided to the Company by the subsidiary.

XTL Biopharmaceuticals, Ltd. and Subsidiary

Unaudited Condensed Consolidated Statements of Financial Position

	June 30,	December 31,
	2025	2024
	U.S. dollars in thousands
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	150	371
Marketable securities – InterCure Ltd.	109	772
Trade receivable (net of allowance for credit losses of $59 at June 30, 2025 and $36 at December 31, 2024)	90	99
Prepaid expenses and other current assets	184	98

	533	1,340

NON-CURRENT ASSETS:
Fixed assets, net	167	187
Intangible assets, net	-	3,816
Goodwill	-	3,193
Long-term bank deposit	14	14

	181	7,210

Total assets	714	8,550

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Loans and credit from banking corporations	86	138
Accounts payable	638	790
Warrants, net	37	1,279

	761	2,207

NON-CURRENT LIABILITIES:
Warrants	-	689
Deferred tax liability, net	-	219

	761	908

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital - ordinary shares of NIS 0.1 par value: authorized shares - 1,450,000,000 on June 30, 2025 and December 31, 2024; issued and outstanding: 881,385,176 on June 30, 2025 and December 31, 2024;	23,138	23,138
Additional paid in capital	141,286	141,286
Reserve from transactions with non-controlling interests	20	20
Accumulated deficit	(164,491)	(159,009)
Total equity	(47)	5,435
Total liabilities and equity	714	8,550

XTL Biopharmaceuticals, Ltd. And Subsidiary

Unaudited Condensed Consolidated Statements of Comprehensive Loss

	For the six months ended
	June 30,
	USD in thousands (except per share amounts)
	2025	2024

Revenues	517	-
Cost of service (*)	(2,774)	-
Gross loss	(2,257)	-

Research and Development expenses	(21)	(12)
Sales and Marketing expenses (**)	(1,066)	-
General and administrative expenses (***)	(846)	(584)
Other expenses	(223)	-
Impairment of goodwill	(3,193)	-
Operating Loss	(7,606)	(596)

Change in fair value of financial instruments	1,930	-
Revaluation of marketable securities	7	387
Other finance income	1	19
Other finance expense	(51)	(29)

Finance income, net (****)	1,887	377

Loss before income taxes	(5,719)	(219)

Income taxes benefit	219	-

Total comprehensive loss for the period	(5,500)	(219)

Basic loss per share (in U.S. dollars):	(0.006)	(0.000)
Diluted loss per share (in U.S. dollars):	(0.006)	(0.000)
Weighted average number of issued ordinary shares (basic)	881,385,176	544,906,149
Weighted average number of issued ordinary shares (diluted)	881,385,176	544,906,149

(*)	Including an amount of $2,194 thousand in an impairment loss on the total intangible asset related to The Social Proxy.
(**)	Including an amount of $1,021 thousand in an impairment loss on the total intangible asset related to The Social Proxy.
(***)	Including share-based compensation expenses of $18 thousand and $233 thousands for the six months ended June 30, 2025, and 2024, respectively.
(****)	Including an amount of $1,930 thousand in fair value change of warrants.

About XTL Biopharmaceuticals Ltd. (XTL)

XTL is an IP portfolio company. The Company holds 100% of the share capital of The Social Proxy Ltd. (the “Social Proxy”), a web data company and has sublicensed out an IP portfolio surrounding hCDR1 for the treatment of Lupus disease (SLE).

XTL is traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTLB.TA).

For further information, please contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 54 228 8897

Email: ir@xtlbio.com

www.xtlbio.com

Cautionary Statement

This disclosure may contain forward-looking statements, about XTL’s expectations, beliefs or intentions regarding, among other things, its product development efforts, financing plans, business, financial condition, results of operations, strategies or prospects including in the new initiative into the digital assets sector. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by XTL with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of XTL’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause XTL’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause XTL’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in XTL’s filings with the SEC and in its periodic filings with the TASE. In addition, XTL operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. XTL does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the risk factors associated with an investment in our ADSs or ordinary shares, which are included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: December 30, 2025	By:	/s/ Noam Band